June 22, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

China Life Insurance Company Limited

Form 20-F for the fiscal year ended December 31, 2008

Dear Mr. Rosenberg:

We refer to your letter, dated May 22, 2009 (the “Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-31914).

The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.

Comment #1:

Item 5. Operating and Financial Review and Prospects

Factors Affecting Our Results of Operations

Investments, page 83

1.	You recognized $15.7 million in other-than-temporary impairments of certain equity securities. Please revise your disclosure to explain the related circumstances giving rise to the loss, as well as how those circumstances impact other material investments held.

Response:

These equity securities were deemed to be other-than-temporary impaired due to the severity or duration in which the fair values for these securities were below their respective cost.

Mr. Jim B. Rosenberg	2	June 22, 2009

Given the current market conditions, the Company believes that these securities may not recover in value in the near term and thus recorded the other-than-temporary impairment. These securities were not impaired due to company-specific events such as bankruptcies.

Other investments of the Company have not suffered as severe or prolonged a decline as those which the Company wrote down in value as other-than-temporary impaired. The Company thus has not recorded an other-than-temporary impairment on these other investments.

The Company’s rationale for an other-than-temporary impairment is based on a severe or prolonged decline in value. The Company determines a severe or prolonged decline after considering both quantitative and qualitative factors.

The qualitative factors include specific information on the financial status and performance of the investee, including but not limited to:

•	loss of major contracts;

•	breach of debt covenants; and

•	bankruptcy

We have sent to your attention as supplemental information a description of the quantitative factors. As described below, the Company is seeking confidential treatment for such information. The Company considers all quantitative and qualitative factors together in reaching the conclusion of an other-than-temporary impairment.

As the 2008 other-than-temporary impairment charges were due to market conditions which have been discussed in the investment risk section of “Operating and Financial Review and Prospects”1, the Company proposes not to revise the 2008 disclosure. However, should the Company have impairment charges in 2009, the Company will expand the disclosure to provide additional explanation as to the Company’s general rationale for determining that this 2009 impairment was other-than-temporary as discussed above.

[1]	See pages 83 to 86 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2008.

Mr. Jim B. Rosenberg	3	June 22, 2009

Comment #2:

Critical Accounting Policies

Valuation, page 91

2.	Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investment guaranteed by a guarantor).

Response:

We have sent to your attention as supplemental information the amount of debt securities with guarantees issued by third parties and, of those, securities with guarantees which were issued by either the Chinese government or a Chinese government controlled financial institution. As described below, the Company is seeking confidential treatment for such information.

The Company monitors the credit worthiness of the third parties which have issued these guarantees using local Chinese credit ratings which are generally only utilized within China.

Of the guarantees issued by government or government controlled financial institutions the only significant concentration relates to guarantees issued by a Chinese government ministry for debt securities issued by a government railway infrastructure entity. We have sent to your attention as supplemental information the percentage that such guarantees constitute out of all of the guarantees the Company holds. As described below, the Company is seeking confidential treatment for such information.

Given that the issuer and guarantor are all government controlled entities, the Company believes the credit risk is not significantly altered by the presence of the guarantee. As such, the Company did not disclose the extent of the guarantees in its Form 20-F for the fiscal year ended December 31, 2008. Although the Company does not expect any significant change in the nature and extent of the guarantees from 2008, the Company proposes expanding its disclosure in the Form 20-F for the fiscal year ended December 31, 2009, to describe the extent and nature of the guarantees held as discussed above.

Mr. Jim B. Rosenberg	4	June 22, 2009

Comment #3a:

Critical Accounting Policies

Valuation, page 91

3.	Based on your disclosure on page F-71, it appears management utilizes valuation methodologies to determine the fair value of Level 2 and Level 3 assets. Please revise your disclosure to include the following:

a.	A general description of the valuation techniques or models you used with regard to your material assets or liabilities. Describe any material changes you made during the reporting period to those techniques or models, why you made them, and, to the extent possible, the quantitative effect of those changes;

Response:

More than 83% of the debt securities held by the Company are debt securities of the Chinese government or government-controlled agencies. Many of these debt securities have a limited market where trades do not occur each day. As such, these debt securities do not always have a quoted price in an active market as at the Company’s reporting date.

The Company utilizes a bond pricing service for these bonds which utilizes observable inputs such as yield curve information to value these bonds.

There have been no changes in techniques or models during the reporting period.

As these debt securities do not contain embedded derivatives or credit risk which make determining a fair value more difficult, the valuation method utilized reflects the simple nature of the underlying securities. As such, the Company believes that its current disclosure is appropriate.

In the Form 20-F for the fiscal year ended December 31, 2009, the Company proposes expanding the management discussion and analysis to provide more detailed information on the valuation methodologies utilized. The discussion proposed for 2009 will more explicitly indicate the extent to which the fair values determined by valuation methodology for government and government controlled debt securities are discounted using market observable inputs, including the following disclosure: “Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and, through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

For the year ended December 31, 2009, most of these prices obtained from our pricing service were for debt securities issued by the Chinese government and government controlled organizations. This pricing service utilized a discounted cash flow valuation model using market observable inputs (interest rates) to determine a fair value. There are no other significant market inputs. As such, we have classified these debt securities as Level 2 in the SFAS 157 fair value hierarchy.

Mr. Jim B. Rosenberg	5	June 22, 2009

Management subjects the fair values provided by valuation service providers to a number of validation procedures. These procedures include a review of the valuation models utilized and the results of these models, as well as the Company’s own test recalculation of the prices obtained from the pricing service at each reporting date”.

Comment #3b:

b.	A discussion of the extent to which, and how, you used or considered relevant market indices, for example ABX or CMBX, in applying the techniques or models you used to value your material assets or liabilities. Describe any material adjustments you made during the reporting period to the fair value of your assets or liabilities based on market indices and your reasons for making those adjustments; and

Response:

The Company does not use market indices such as ABX or CMBX in its valuation techniques and models as the value of our investment are not based on any market indices.

Comment #3c:

c.	A discussion of how you validate the techniques or models you use. Discuss whether and how often you calibrate the technique or models to market, back-test, or otherwise validate it.

Response:

The Company has two external financial reporting dates each year: June 30th and December 31st. At each these two reporting dates, the validation procedures for the prices obtained from the pricing service include the following:

1.	review and evaluation of the valuation model utilized by the pricing service;

2.	review and analysis of the prices obtained from the pricing service; and

Mr. Jim B. Rosenberg	6	June 22, 2009

3.	an internal test recalculation of the prices determined by the pricing service by applying market observable interests to a discounted cash flow model.

For the fiscal year ended December 31, 2008, a majority of the assets valued by the prices obtained from the pricing service were for debt securities issued by the Chinese government and government controlled organizations. We have sent to your attention as supplemental information the amount of assets valued using a pricing service which consists of debt securities issued by the Chinese government and government controlled organizations. As described below, the Company is seeking confidential treatment for such information. These securities were valued using market observable inputs as the discount rates.

In the Form 20-F for the fiscal year ended December 31, 2009, the Company proposes expanding the management discussion and analysis to provide more information on how the Company validates the prices obtained from the pricing service. Please see the Company’s response to Comment #3a above for proposed 2009 disclosure wording.

Comment #4a:

Critical Accounting Policies

Valuation, page 91

4.	On page F-71, you disclose that you use independent third party pricing services to assist you in determining fair values. Please revise your disclosure to include the following:

a.	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

Response:

A majority of the assets valued using a pricing service consists of debt securities issued by the Chinese government and government controlled organizations. We have sent to your attention as supplemental information the amount of assets valued using a pricing service which consists of debt securities issued by the Chinese government and government controlled organizations. As described below, the Company is seeking confidential treatment for such information. As these values are based on observable market inputs, these debt securities have been classified as Level 2 in the SFAS 157 fair value hierarchy (except for the HTM securities). This has been disclosed in the US GAAP reconciliation note, when discussing the Level 2 securities.

In the Form 20-F for the fiscal year ended December 31, 2009, the Company proposes expanding the management discussion and analysis to provide more information on the valuation methodologies utilized. For example, the Company proposes disclosing the extent to which the fair values determined by valuation methodologies are Chinese government and government controlled organization debt securities which are discounted using a market observable input, interest rates.

Mr. Jim B. Rosenberg	7	June 22, 2009

For the year ended December 31, 2009, most of these prices obtained from our pricing service were for debt securities issued by the Chinese government and government controlled organizations. This pricing service utilized a discounted cash flow valuation model using market observable inputs to determine a fair value. As such, the Company has classified these debt securities as Level 2 in the SFAS 157 fair value hierarchy.

Management subjects the fair values provided by valuation service providers to a number of validation procedures. These procedures include a review of the valuation models utilized and the results of these models, as well as the Company’s own test recalculation of the prices obtained from the pricing service at each reporting date using the Company’s own discounted cash flow valuation model and market observable date inputs.

Comment #4b:

b.	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

Response:

The Company utilizes one pricing service for all of its debt securities. The pricing service provider is the only publicly-recognized pricing service provider in China, and its pricing information is used by the mutual fund industry and almost all companies in China.

As noted in our response #3a above, the Company performs testing at each reporting date on these valuations to ensure that the prices obtained are appropriate.

Comment #4c:

c.	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

Response:

The Company’s review and testing have shown the prices obtained from the Company’s pricing service to be appropriate. As such, during the year ended December 31, 2008, the Company did not consider it necessary to adjust the prices obtained from its pricing service.

In the future, should circumstances arise where the Company determines that the Company should adjust the prices obtained in order to comply with relevant accounting standards, the Company will disclose any such material adjustments to the prices obtained.

Mr. Jim B. Rosenberg	8	June 22, 2009

Comment #4d:

d.	The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

Response:

The Company has reviewed the valuation models utilized by the Company’s pricing service and noted that it uses only observable market information in its valuation determinations.

In the Form 20-F for the fiscal year ended December 31, 2009, the Company proposes expanding its management discussion and analysis to provide more information on the valuation methodologies utilized. For example, the Company proposes disclosing the extent to which the fair values determined by valuation methodology are debt securities issued by the Chinese government and government controlled organizations, which are discounted using market observable inputs. This proposed discussion will include the disclosure wording noted below: “For the year ended December 31, 2009, most of these prices obtained from our pricing service were for debt securities issued by the Chinese government and government controlled organizations. This pricing service utilized a discounted cash flow valuation model using market observable inputs to determine a fair value. As such, we have classified these debt securities as Level 2 in the SFAS 157 fair value hierarchy.”

Comment #4e:

e.	Whether the broker quotes are binding or non-binding; and

Response:

The prices obtained from the pricing service are non-binding.

Comment #4f:

f.	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157. Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy. The current disclosure simply states that they are subject to validation by management.

Response:

As noted earlier in response #3a, the majority of the assets valued using prices provided by the Company’s pricing service consists of debt securities issued by the Chinese government and government controlled organizations. The Company’s

Mr. Jim B. Rosenberg	9	June 22, 2009

validation procedures include not only management review of the prices obtained but sample recalculations at each reporting date of the prices provided by the pricing service. The Company’s sample recalculation include performing its own discounted cash flow analysis using the appropriate interest rates from market observable sources and comparing its valuation the results with those obtained from the pricing service.

Based on its review and testing of the valuation model utilized by its pricing service, the Company determined that the classification of these debt securities as being based on significant observable market information is appropriate.

In the Form 20-F for the fiscal year ended December 31, 2009, the Company proposes expanding its management discussion and analysis to provide more information on the valuation methodologies utilized. For example, the Company proposes disclosing the extent to which the fair values determined by valuation methodology are debt securities issued by the Chinese government and government controlled organizations, which are discounted using market observable inputs.

Set forth below is the Company’s proposed 2009 disclosures:

“Management subjects the fair values provided by valuation service providers to a number of validation procedures. These procedures include a review of the valuation models utilized and the results of these models, as well as our own test recalculation of the prices obtained from the pricing service at each reporting date using its own discounted cash flow valuation model and market observable data inputs.”

Comment #5:

Critical Accounting Policies

Valuation, page 91

5.	Please disclose the criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid).

Response:

The Company considers a combination of many factors in determining whether the Company believes a market for a financial instrument is active or inactive. Among these factors include:

1.	whether there has been any trades within past 30 days of the reporting date;

2.	the volume of the trades within this 30 day period; and

Mr. Jim B. Rosenberg	10	June 22, 2009

3.	the degree which the implied yields for a debt security for observed transactions differs from the Company’s understanding of the current relevant market rates and information.

In its annual report on Form 20-F filing for the fiscal year ended December 31, 2009, the Company proposes enhancing its current disclosure to provide additional explanation as to its general rationale for determining that whether a market for a financial instrument is active or inactive as discussed above.

Comment #6:

Index To Consolidated Financial Statements

Notes to the Consolidated Financial Statements

36 Reconciliation of HKFRS and United States generally accepted accounting principles, page F-70

6.	It appears your consolidation policy on page F-13 may differ from U.S. GAAP. Please explain to us any differences and why you believe a reconciling item is not required. Particularly tell us how you considered FIN 46. Refer to your disclosure on page F-13.

Response:

The Company did not note any reconciling item as there is no difference between the entities that it consolidated under Hong Kong Financial Reporting Standards (“HKFRS”) and those which are to be consolidated by the Company under US generally accepted accounting principles (“US GAAP”). The Company considered FIN 46R and did not note any variable interest entities which the Company would be required to consolidate under FIN 46R.

In the Form 20-F for the fiscal year ended December 31, 2009, the Company proposes enhancing its current accounting policy disclosure to clarify its policy on variable interest entities. While no difference currently exists, should a significant difference exist between HKFRS and US GAAP, the Company will include a reconciling item at that time.

Comment #7:

Deferred Taxes and Tax Reversal, page F-70

7.	Please provide the disclosures required under paragraphs 20 and 21 of FIN 48.

Mr. Jim B. Rosenberg	11	June 22, 2009

Response:

As at December 31, 2008 and 2007, the Company did not have any uncertain tax positions which met the recognition criteria set out in FIN 48 and thus the Company does not have amounts set out in paragraphs 20 and 21 of FIN 48 to be disclosed.

*      *      *      *       *

Supplemental Information

We have sent to your attention as supplemental information certain information identified above in this letter. Pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”), the supplemental information is being provided to you on a supplemental, confidential basis only and is not to be filed with or deemed a part of the Company’s Form 20-F for the fiscal year ended December 31, 2008, or our letters to you filed as responses to your comments.

Mr. Jim B. Rosenberg	12	June 22, 2009

We have attached hereto a letter from Wan Feng, President and Executive Director of the Company, containing the acknowledgements requested in the Comment Letter.

If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010.

Very truly yours,

/s/ James C. Scoville
James C. Scoville